July 20, 2007
VIA EDGAR AND COURIER
Mr. Hugh West
Accounting Branch Chief
     Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

RE:	Citizens First Bancorp, Inc. (the “Company”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 000-32041
Dear Mr. West:
This letter is provided in connection with the review letter from your office dated June 29, 2007 regarding the filing referenced above.
Comment No. 1:
One of the responsibilities of the Company’s Asset/Liability Committee (ALCO) is to monitor the performance of the investment securities portfolio. ALCO has a subcommittee (Investment Subcommittee) which meets informally on a regular basis to discuss the market conditions, the effect on the returns of our investment portfolio when shocked for a rise or fall of interest rates on investments, the mix of investment securities and the overall performance of our investment portfolio. At the direction of ALCO in May 2007, the Investment Subcommittee reviewed various investment securities, which focused on the following securities that were sold on May 3, 2007:

							Unrealized
					Unrealized		Loss
			Book	Market	Gain	Realized	Position
			Value at	Value at	(Loss) at	(Loss)	Greater
	Type of		March	March	March 31,	on Sell	Than 12
Cusip	Security	Description	31, 2007	31, 2007	2007	Date	Months
446852DP7	Obligations of state and political subdivisions	Huntington Woods MI 4% UTGO	227,988	227,293	(695)	(1,786)	Yes
452488GZ6	Obligations of state and political subdivisions	Imlay City MI Cmnty Schs Dist	199,386	201,334	1,948	(903)	No (unrealized gain in March 2007)
44315NAN7	Obligations of state and political subdivisions	Howell MI Water Supply Sys Rev	281,867	281,512	(355)	(1,840)	Yes
675740KZ6	Obligations of state and political subdivisions	Octobrara PA Area Sch Dist UTGO	543,594	540,456	(3,138)	(9,253)	Yes
312664BL8	Obligations of state and political subdivisions	Fayetteville AR Hotel & Rstrnt	494,879	488,425	(6,454)	(12,696)	Yes
			1,747,714	1,739,020	(8,694)	(26,478)
The above investment securities were classified as Available for Sale under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and were properly recorded and disclosed on the Balance Sheet at March 31, 2007.
As management continued to finalize the Form 10-Q for the period ended March 31, 2007, it was determined that the loss was immaterial to the financial statements. However, our disclosure in the Non-Interest Income section of the Management’s Discussion and Analysis of Financial Condition and Results of Operating Results for the Three Months Ended March 31, 2007 and 2006 was a result of our decision to provide forward looking information to the users of the quarterly filing.
As of March 31, 2007, management maintained that it had the ability and intent to hold these Obligations of State and Political Subdivision securities to allow for a full recovery in market value. Given the current interest rate environment, economic conditions and our analysis in May 2007 of the interest rate shock on these investments (see Attachment

A), the Investment Subcommittee recommended and ALCO approved to sell these investments in May 2007 and replace with, what management believes, is a stronger mix of investments securities in the current interest rate environment. The Company used the proceeds of the sale of the above to purchase two (2) Mortgage-backed securities with anticipated returns as described in Attachment A.
The Investment Subcommittee continues to monitor the mix of our investment securities and continues to report to ALCO the results of its evaluation. If the results yield favorable economic results in the current and expected interest rate environment to re-balance our portfolio to achieve a strong return, changes would be made to enhance the returns of our investment portfolio. It is our interpretation that the guidance of EITF 03-01 and SAB No. 5M does not preclude the Company from selling investments and as such, these investment securities are available for sale.
The Company will provide the disclosures required by paragraph 21a-b of EITF 03-1 in future quarterly filings if unrealized losses on our available-for-sale investment securities change materially from quarter to quarter.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any additional comments which the Staff may have at your earliest possible convenience. Please direct any further comments to the undersigned or Michael D. Luna at (810) 990-1550.

Sincerely,

CITIZENS FIRST BANCORP, INC.
/s/ Timothy D. Regan

Timothy D. Regan Chief Financial Officer

cc:	Marshall J. Campbell, Citizens First Bancorp, Inc.
Dr. Walid Demashkieh, Acting Audit Committee Chairman

ATTACHMENT A
Scenario Analysis — Combination
1 Year Horizon

				Rates Down	Rates Down	Rates	Rates Up	Rates Up
	SECURITY	%	SECTOR	200 Bps	100 Bps	Unchanged	100 Bps	200 Bps	Quantity

Bond 1	FNA 06-M3 B	43.34%	Long Bullet-Sub	16.13%	10.59%	5.10%	-0.88%	-5.65%	765,000.00
Bond 2	FHR 2628 GQ	56.66%	Intermediate Bullet-Sub	9.21%	7.46%	4.98%	2.74%	0.25%	1,000,000.00

		100.00%	Combo Buy Returns	12.21%	8.82%	5.03%	1.17%	-2.31%	1,765,000.00

				Rates Down	Rates Down	Rates	Rates Up	Rates Up
	SECURITY	%	SECTOR	200 Bps	100 Bps	Unchanged	100 Bps	200 Bps	Quantity

Bond 1	44315NAN7	15.86%	Howell Mich Wtr Supply	5.94%	5.82%	5.66%	3.12%	0.56%	280,000.00
Bond 2	446852DP7	12.75%	Huntington Woods Mich	5.19%	5.46%	5.63%	4.47%	3.27%	225,000.00
Bond 3	675740KZ6	31.73%	Octorara Penn Sch Dist	9.83%	8.90%	4.58%	-0.57%	-4.91%	560,000.00
Bond 4	312664BL8	28.33%	Fayetteville Ark Hotel Rev	9.18%	8.80%	4.78%	-0.05%	-4.11%	500,000.00
Bond 5	452488GZ6	11.33%	Imlay City Mich Sch	9.31%	7.46%	5.50%	0.86%	-3.38%	200,000.00

		100.00%	Combo Sell Returns	8.38%	7.78%	5.05%	0.97%	-2.60%	1,765,000.00

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Scenario Analysis — Combination
3 Year Horizon

				Rates Down	Rates Down	Rates	Rates Up	Rates Up
	SECURITY	%	SECTOR	300 Bps	150 Bps	Unchanged	150 Bps	300 Bps	Quantity

Bond 1	FNA 06-M3 B	43.34%	Long Bullet-Sub	8.90%	7.05%	5.26%	3.33%	1.48%	765,000.00
Bond 2	FHR 2628 GQ	56.66%	Intermediate Bullet-Sub	5.44%	5.51%	5.08%	4.74%	4.30%	1,000,000.00

		100.00%	Combo Buy Returns	6.94%	6.18%	5.16%	4.13%	3.08%	1,765,000.00

				Rates Down	Rates Down	Rates	Rates Up	Rates Up
	SECURITY	%	SECTOR	300 Bps	150 Bps	Unchanged	150 Bps	300 Bps	Quantity

Bond 1	44315NAN7	15.86%	Howell Mich Wtr Supply	5.32%	5.37%	5.42%	5.02%	4.61%	280,000.00
Bond 2	446852DP7	12.75%	Huntington Woods Mich	3.82%	4.46%	5.24%	5.33%	5.36%	225,000.00
Bond 3	675740KZ6	31.73%	Octorara Penn Sch Dist	6.17%	6.21%	5.11%	3.68%	2.31%	560,000.00
Bond 4	312664BL8	28.33%	Fayetteville Ark Hotel Rev	5.93%	5.97%	5.12%	3.86%	2.65%	500,000.00
Bond 5	452488GZ6	11.33%	Imlay City Mich Sch	5.79%	5.56%	5.33%	3.93%	2.62%	200,000.00

		100.00%	Combo Sell Returns	5.62%	5.71%	5.20%	4.18%	3.20%	1,765,000.00

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